UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Cascade Corporation Savings and Investment Plan

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 29, 2010

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at fair value
Cascade Corporation common stock	$4,300,934	$3,855,829
Registered investment companies	38,014,401	27,967,519
Collective trust funds	25,114,109	21,435,911
Self-directed brokerage accounts	256,207	195,627
Participant loans	1,057,141	931,668

Total investments	68,742,792	54,386,554

Receivables
Employer contribution	255,593	574,986

Total assets	68,998,385	54,961,540

LIABILITIES
Excess contributions payable	8,014	6,595

Net assets available for benefits at fair value	68,990,371	54,954,945

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(612,434)	872,813

Net assets available for benefits	$68,377,937	$55,827,758

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions
Investment income
Net appreciation in fair value of investments	$9,907,282
Interest and dividends	1,040,356
Interest on participant loans	61,251

Net investment income	11,008,889

Contributions
Participant	2,564,391
Employer, net	1,887,966

Total contributions	4,452,357

Total additions	15,461,246

Deductions
Benefits paid to participants	(2,907,579)
Administrative expenses	(3,488)

Total deductions	(2,911,067)

Net increase	12,550,179

Net assets available for benefits
Beginning of year	55,827,758

End of year	$68,377,937

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) effective January 1, 1987 to provide a means for savings and investment by employees for retirement purposes. The Plan was amended and restated effective January 1, 2008 and was subsequently amended to reflect recent Internal Revenue Service regulations including the Pension Protection Act and HEART Act. The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Section 401 of the Internal Revenue Code (“IRC”), as amended, and related regulations. The Plan is administered by a committee (the “Committee”) selected by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Mercer Trust Company (“Mercer”) is the Plan’s trustee, custodian and recordkeeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement or on the payroll of an entity other than the Company, are eligible to participate in the Plan. Employees of business units acquired after December 1, 2006, may participate to the extent the Committee determines. For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the employee’s severance from service date where the employee is absent from service less than twelve months) is required. Effective for 2009, a participant who neither elects to contribute nor affirmatively elects not to contribute will be automatically enrolled in the Plan after one year of service at a contribution rate of 3%.

Contributions

Participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC. Prior to July 1, 2009, up to 2% of base compensation could be contributed as a retiree medical elective deferral. Effective July 1, 2009, the Plan no longer includes the 2% retiree medical deferral option. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 8% of base compensation contributed to the Plan as an elective deferral. Prior to July 1, 2009, the Company contributed a 50% match on the participant’s first 6% of base compensation and made a 50% matching contribution on those amounts up to 2% of base compensation contributed to the Plan as a retiree medical elective deferral. Subsequent to July 1, 2009, the retiree medical elective deferral option will no longer be available. Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation as a defined contribution amount, whether or not that eligible employee participates in the elective deferral portion of the Plan or not.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon. Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon. A participant is fully vested in the employer’s defined contribution after three years of service. Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the three-year vesting requirement.

Participant Loans

The Plan allows for discretionary loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or the greater of $10,000 or 50% of their vested account balance. Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions. Loan terms range from one to five years. Participants may arrange a loan term of 10 years if the loan is used to purchase a home which is the Participant’s principal residence. The interest rate for a participant loan is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%.

Payment of Benefits

Participant contributions and the vested portion of Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions. Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant. Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold. Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. During the year ended December 31, 2009, employer contributions were not reduced by forfeitures. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $61,287 and $34,048, respectively. Subsequent to December 31, 2009, approximately $42,000 from the forfeiture account will be used to fund a correction in the Plan. The correction will reinstate 10 participants whose accounts were erroneously forfeited.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (“Codification”), which became the single source of authoritative non-governmental accepted accounting principles generally accepted in the United States of America (“GAAP”) superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not impact the Plan’s financial statements. The Plan is now required to provide additional disclosures with respect to its investments in collective trusts (see Note 4).

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in level 3 fair value measurements. The update requires fair value disclosures by major category rather than by class of assets and liabilities in the Statement of Net Assets Available for Benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both level 2 and level 3 are also required. For all portions of the update except the gross presentation of activity in the level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. See Notes 3 and 4 for applicable disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Participant loan interest income is recorded on the accrual basis. All other interest and dividend income is recorded on a cash basis that approximates the accrual basis. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued.

Plan Expenses

All administrative and investment management expenses of the Plan are reflected in the net asset value of the individual mutual funds, collective trust funds and common stock. Therefore, all plan administrative and investment management expenses are paid by the participants. Transactional charges such as loan and stock trading fees are paid by the particular participants involved.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008
Putnam Stable Value Fund, 14,160,329 and 13,483,897 shares, respectively	$14,160,329	$13,483,897
Putnam S&P 500 Index Fund, 331,985 and 358,587 shares, respectively	10,341,346	8,824,827
American Funds AMCAP Fund, 451,606 and 455,920 shares, respectively	7,465,043	5,480,158
The George Putnam Fund of Boston, 575,484 and 541,138 shares, respectively	6,290,036	4,891,892
Vanguard Total Bond Market Index Fund, 463,009 and 334,842 shares, respectively	4,792,147	3,408,690
Victory Diversified Stock Fund, 341,976 and 342,552 shares, respectively	4,780,825	3,816,028
Cascade Corporation common stock, 156,454 and 129,130 shares, respectively	4,300,934	3,855,829
Putnam International Equity Fund, 205,732 and 196,626 shares, respectively	3,822,498	2,984,786
Royce Premier Investor Class Fund, 220,807 and 237,479 shares, respectively	3,601,370	2,870,017

During 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $9,907,282 as follows:

Cascade Corporation common stock	$138,288
Registered investment companies	7,532,505
Collective trust funds	2,175,909
Common stock	60,580

$9,907,282

4.	Fair Value Measurements

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in methodologies used at December 31, 2009 and 2008. The following is a description of valuation methodologies used for assets measured at fair value:

•	Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end where the price of the fund is quoted in an active market.

•	Investments in collective trust funds include two funds – Putnam S&P 500 Index Fund (level 2 asset) and Putnam Stable Value Fund (level 3 asset).

•

The Putnam S&P 500 Index Fund is not available in an exchange and active market, however, the fair value is determined based on the net asset value per unit as determined by the collective trust fund’s audited financial statements as of the valuation date. There is no restriction in place with respect to daily redemptions of the fund.

•

The Putnam Stable Value Fund (“Stable Value Fund”), which holds primarily guaranteed investment contracts and security-backed investment contracts, is valued at fair value based upon the units held by the Plan. Fair value is disclosed in the Stable Value Fund’s audited December 31, 2009 financial statements. The fair value of the Stable Value Fund is not observable through daily transactions as participants’ transactions occur at contract value. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis, however, the Plan is subject to certain redemption restrictions.

•	Cascade Corporation common stock is valued at the closing price reported on the New York Stock Exchange.

•	Self-directed brokerage accounts include common stock which is valued at the closing price reported on the active market on which the individual securities are traded.

•	Participant loans are valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds	$38,014,401	$—	$—	$38,014,401
Collective trust funds	—	10,341,346	14,772,763	25,114,109
Cascade Corporation common stock	4,300,934	—	—	4,300,934
Self-directed brokerage accounts	256,207	—	—	256,207
Participant loans	—	—	1,057,141	1,057,141

Total investments at fair value	$42,571,542	$10,341,346	$15,829,904	$68,742,792

Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$27,967,519	$—	$—	$27,967,519
Collective trust funds	—	8,824,827	12,611,084	21,435,911
Cascade Corporation common stock	3,855,829	—	—	3,855,829
Self-directed brokerage accounts	195,627	—	—	195,627
Participant loans	—	—	931,668	931,668

Total investments at fair value	$32,018,975	$8,824,827	$13,542,752	$54,386,554

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Collective Trust Fund	Participant Loans
Balance, January 1, 2009	$12,611,084	$931,668
Unrealized gains relating to instruments still held at the reporting date	1,485,247
Purchases, sales, issuances and settlements (net)	676,432	125,473

Balance, December 31, 2009	$14,772,763	$1,057,141

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Subsequent to December 2, 2008 the Plan has been amended. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In 2009, the Company identified a misinterpretation of Plan eligibility requirements in years prior to 2009 which resulted in operational errors and filed an application with the Internal Revenue Service under the Voluntary Compliance Program (VCP) to correct the situation. The correction resulted in an additional Company contribution of $287,502 to those participants impacted. This amount was included in the employer contribution receivable balance as of December 31, 2008 on the Statement of Net Assets Available for Benefits. The final outcome of the VCP process did not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes was included in the Plan’s financial statements.

6.	Related-Party Transactions

In 2009, certain Plan investments represented funds invested in or maintained by Putnam Investments. Through March 2009, Mercer served the defined contribution administration market via an exclusive agreement with Putnam Investments. While the agreement was in place, these transactions qualified as exempt party-in-interest transactions. The agreement ended in March 2009.

Certain Plan investments are shares of Company common stock. Purchases and sales of Company common stock were $2,412,668 (116,778 shares) and $2,105,851 (89,454 shares), for the year ended December 31, 2009. At December 31, 2009 and 2008, the Plan held $4,300,934 (156,454 shares) and $3,855,829 (129,130 shares), respectively, of Company common stock.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$68,377,937	$55,827,758
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	612,434	(872,813)

Net assets available for benefits per Form 5500	$68,990,371	$54,954,945

The following is a reconciliation of the net change in fair value for the year ended December 31, 2009 per the financial statements to the Form 5500:

Net investment income per financial statements	$11,008,889
Change in adjustment from contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,485,247

Net investment income per Form 5500	$12,494,136

9.	Subsequent Events

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Supplemental Schedule

Cascade Corporation Savings and Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost (1)	Current Value
*	Cascade Corporation	Common stock, 156,454 shares	—	$4,300,934

	American Funds AMCAP Fund	Registered investment companies, 451,606 shares	—	7,465,043
	The George Putnam Fund of Boston	Registered investment companies, 575,484 shares	—	6,290,036
	Vanguard Total Bond Market Index Fund	Registered investment companies, 463,009 shares	—	4,792,147
	Victory Diversified Stock Fund	Registered investment companies, 341,976 shares	—	4,780,825
	Putnam International Equity Fund	Registered investment companies, 205,732 shares	—	3,822,498
	Royce Premier Investor Class Fund	Registered investment companies, 220,807 shares	—	3,601,370
	American Funds Europacific Growth Index Fund	Registered investment companies, 72,109 shares	—	2,719,968
	Vanguard Small Cap Growth Index Fund	Registered investment companies, 151,887 shares	—	2,556,253
	Vanguard Mid Cap Index Fund	Registered investment companies, 119,808 shares	—	1,960,065
	Federated Money Market Fund	Registered investment companies, 26,196 shares	—	26,196

	Total registered investment companies			38,014,401

	Putnam Stable Value Fund	Collective trust funds, 14,160,329 shares	—	14,772,763
	Putnam S&P 500 Index Fund	Collective trust funds, 331,985 shares	—	10,341,346

	Total collective trust funds			25,114,109

	Self-directed brokerage accounts	Self-directed accounts	—	256,207

*	Participant loans	4.25% - 9.50%, maturities from 2010 to 2014	—	1,057,141

				$68,742,792

*	Represents a party-in-interest to the Plan.
(1)	Cost information has been omitted with respect to participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan

Date: June 29, 2010

	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Joseph G. Pointer
Joseph G. Pointer
Administrative Committee Member